Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NITRO Beverage Inc.
1311 Memorial Dr.
Asbury Park, NJ 07712
https://drinknitro.com/

Up to $1,234,999.99 in Series Seed-2 Preferred Stock at $0.07
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: NITRO Beverage Inc.
Address: 1311 Memorial Dr., Asbury Park, NJ 07712
State of Incorporation: DE
Date Incorporated: August 19, 2016

Terms:

Equity

Offering Minimum: $9,999.99 | 142,857 shares of Series Seed-2 Preferred Stock
Offering Maximum: $1,234,999.99 | 17,642,857 shares of Series Seed-2 Preferred Stock
Type of Security Offered: Series Seed-2 Preferred Stock
Purchase Price of Security Offered: $0.07
Minimum Investment Amount (per investor): $249.97

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first four weeks and receive an 10% bonus shares

Amount-Based:

$250+

25% off Drinknitro.com website

$500+

NITRO T-shirt + 50% off Drinknitro.com website

$1000+

NITRO T-shirt, Hat + 1 Free case of NITRO

$2500+

NITRO T-shirt, Hat, and NITRO branded Glassware + 1 Month supply of NITRO

$10,000+

NITRO T-shirt, Hat, and NITRO branded Glassware + 3 Month supply of NITRO

$25,000+

NITRO T-shirt, Hat, and NITRO branded Glassware, 6 Month supply of NITRO + 15% bonus shares

$50,000+

NITRO T-shirt, Hat, NITRO branded Glassware and NITRO branded Igloo Cooler, 12 Month supply of NITRO + 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Nitro Beverage will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-2 Preferred Stock at $0.07 / share, you will receive 110 Series Seed-2 Preferred Stock shares, meaning you'll own 110 shares for $7. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

“Nitro Beverage Inc. (“Nitro Beverage” or the “Company”) is a C corporation organized under the laws of the state of Delaware. The Company’s business model consists of selling nitrogen-infused beverages focused on consumers looking for better-for-you alternatives to the beverages they enjoy everyday. Our products are sold across over 2000 stores nationwide including major retail outlets such as Whole Foods Market, ShopRite, Erewhon Market, and many more as well as direct-to-consumer online.

Nitro Beverage Inc. was initially organized as Coffee Exchange LLC, a New Jersey LLC on 08/09/2016 and Converted to a Delaware C-Corp on 04/08/2021.

Competitors and Industry

Our competitors are currently focused on single categories, be it coffee or kombucha whereas we're building a beverage platform focusing on multiple categories. Also our competitors, for the most part, are producing shelf-stable beverages utilizing additives and preservatives to extend shelf-life whereas our products are free of additives and preservatives and are shipped cold and stored cold so consumers get the freshest beverages every time.

According to ReportLinker Research, October 2021 we are one of the leaders in the space alongside some of the biggest names (Starbucks, Dunkin, McDonald's) in the beverage. We distinguish ourselves from some of the larger competitors in quality and making beverages free of preservatives.

The market for our beverages is rapidly increasing, with the global nitrogen-infused beverage market expected to reach $50MM by 2026 according to ReportLinker Research, October 2021. This research also points out that the infusion of Nitrogen into beverages greatly improves taste and texture and demand should continue to increase.

In 2020, The global nitro-infused beverages market was valued at $15.00 million, which is expected to grow with a CAGR of 21.66% and reach $48.50 million by 2026. The growth in the global nitro-infused beverages market is expected to be driven by the increasing investments by food and beverage industry players, the growing health-conscious population, and changing consumer preferences globally. (ReportLinker Research, October 2021).

Current Stage and Roadmap

Appeared on the today show. Launched in the mid-atlantic region of Whole Foods which brings us up to 84 Whole Foods stores, launched in Bristol Farms, and approved in Kings/Balducci’s. Launched a clean label Oat Milk Latte this summer. Launching what we believe is the world's first ready-to-drink NITRO Kombucha in Summer 2022. Donated 1% of our 2021 revenue to the non-profit organization 1% For the Planet of which we are members of. With the kombucha, along with other product lines in the future, we we will be tapping into new consumer bases rather than cannabilizing our current one. We believe this will allow for growth in retailers as we will have our brand in multiple parts of the stores.

The Team

Officers and Directors

Name: Ali Mohamed

Ali Mohamed's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO, & Director
  Dates of Service: February, 2021 - Present
  Responsibilities: Oversees day-to-day operations of the company. Ali currently takes a salary of 90k annually as well as equity compensation

Name: Mike D'Amico

Mike D'Amico's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, COO, & Director
  Dates of Service: February, 2021 - Present
  Responsibilities: National sales management, overseeing operations and manufacturing, investor relations, and fundraising. Mike currently takes a salary of 90k annually as well as equity compensation

Name: Julien Machot

Julien Machot's current primary role is with Verso Capital. Julien Machot currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Lead Investor, Strategic Advisor, and Director
  Dates of Service: February, 2021 - Present
  Responsibilities: Consulting with other directors to make important decisions for the company. Advising on investing and operations. Julien does not take a salary but has equity compensation

Other business experience in the past three years:

- **Employer:** Verso Capital
  Title: Founding Partner
  Dates of Service: January, 2016 - Present
  Responsibilities: Investing in early stage food and tech companies

Name: Kareem Elhamasy

Kareem Elhamasy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and CMO
  Dates of Service: February, 2021 - Present
  Responsibilities: Digital marketing, Point of sale marketing materials, and brand design. Kareem is currently taking a salary of $70k annually, as well as equity compensation

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could

require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Series Seed-2 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will

only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
NITRO Beverage Inc was formed on 2016-08-19. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. NITRO Beverage Inc. has incurred a net loss and has had limited revenues generated since

inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ali Mohamed	25,000,000	Common Stock	15.35%
Michelangelo D'Amico	25,000,000	Common Stock	15.35%
Kareem Elhamasy	25,000,000	Common Stock	15.35%
Paolo D'Amico	25,000,000	Common Stock	15.35%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 17,642,857 of Series Seed-2 Preferred Stock.

Common Stock

The amount of security authorized is 182,218,143 with a total of 115,051,633 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

The total amount outstanding includes 6,190,896 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,920,011 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 44,761,031 with a total of 35,427,906 outstanding.

Voting Rights

Each holder of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the outstanding shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter

Material Rights

The total amount outstanding includes 1,162,791 shares to be issued pursuant to outstanding warrants.

<u>Liquidation Preference</u>

Holders of Series Seed Preferred Shares have certain preferences in the event of liquidation or similar event. Please see Exhibit F for additional information.

Conversion Rights

Holders of Series Seed Preferred Shares have certain conversion rights. Please see Exhibit F for additional information.

Mandatory Conversion

Series Seed Preferred Shares automatically convert to Common Stock under certain scenarios. Please see Exhibit F for additional information.

Rights granted under Stockholders' Agreement

Transfer Restrictions

Preferred Stockholders party to that certain Nitro Beverage Stockholders' Agreement entered into between the Company and certain stockholders (the "Stockholders' Agreement") may not transfer their shares subject to certain exceptions outlined in the Stockholders' Agreement.

Right of First Refusal

In the event Preferred Stockholders party to the Stockholders' Agreement desire to sell or dispose of their securities, they myst notify the Company and the other Preferred Stockholders party to the Stockholders' Agreement. The Company and the other Preferred Stockholders party to the Stockholders' Agreement shall then have the opportunity to purchase such shares.

Tag-Along Right

In the event of a proposed transfer of securities that account for more than 5% of the outstanding securities of the Company, Preferred Stockholders party to the Stockholders' Agreement may "tag along" in the sale and transfer their own securities on the same terms as the proposed transfer.

Preemptive Right of Participation

Preferred Stockholders party to the Stockholders' Agreement have the right to participate in any offering of securities by the Company subject to certain exceptions. All Preferred Stockholders party to the Stockholders' Agreement have waived their right to participate in this Regulation Crowdfunding offering.

Series Seed-1 Preferred Stock

The amount of security authorized is 12,405,479 with a total of 12,405,479 outstanding.

Voting Rights

Each holder of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the outstanding shares of Series Seed-1 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter

Material Rights

Liquidation Preference

Holders of Series Seed-1 Preferred Shares have certain preferences in the event of liquidation or similar event. Please see Exhibit F for additional information.

Conversion Rights

Holders of Series Seed-1 Preferred Shares have certain conversion rights. Please see Exhibit F for additional information.

Mandatory Conversion

Series Seed-1 Preferred Shares automatically convert to Common Stock under certain scenarios. Please see Exhibit F for additional information.

Rights granted under Stockholders' Agreement

Transfer Restrictions

Preferred Stockholders party to that certain Nitro Beverage Stockholders' Agreement entered into between the Company and certain stockholders (the "Stockholders' Agreement") may not transfer their shares subject to certain exceptions outlined in the Stockholders' Agreement.

Right of First Refusal

In the event Preferred Stockholders party to the Stockholders' Agreement desire to sell or dispose of their securities, they myst notify the Company and the other Preferred Stockholders party to the Stockholders' Agreement. The Company and the other Preferred Stockholders party to the Stockholders' Agreement shall then have the opportunity to purchase such shares.

Tag-Along Right

In the event of a proposed transfer of securities that account for more than 5% of the outstanding securities of the Company, Preferred Stockholders party to the Stockholders' Agreement may "tag along" in the sale and transfer their own securities on the same terms as the proposed transfer.

Preemptive Right of Participation

Preferred Stockholders party to the Stockholders' Agreement have the right to participate in any offering of securities by the Company subject to certain exceptions. All Preferred Stockholders party to the Stockholders' Agreement have waived their right to participate in this Regulation Crowdfunding offering.

Series Seed-2 Preferred Stock

The amount of security authorized is 6,000,000 with a total of 0 outstanding.

Voting Rights

Each holder of Series Seed-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the outstanding shares of Series Seed-2 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Securities or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Securities.

Liquidation Preference

Holders of Series Seed-2 Preferred Shares have certain preferences in the event of liquidation or similar event. Please see Exhibit F for additional information.

Conversion Rights

Holders of Series Seed-2 Preferred Shares have certain conversion rights. Please see Exhibit F for additional information.

Mandatory Conversion

Series Seed-2 Preferred Shares automatically convert to Common Stock under certain scenarios. Please see Exhibit F for additional information.

What it means to be a minority holder

As a minority holder of Series Seed-2 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 108,110,907
  Use of proceeds: Negligible, Founder's Shares and options grants
  Date: August 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 6,940,726
  Use of proceeds: Expansion and marketing costs, growing retailers, product design.
  Date: January 01, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Series Seed Preferred Shares
  Type of security sold: Equity
  Final amount sold: $1,500,000.00
  Number of Securities Sold: 35,427,906
  Use of proceeds: Continued expansion of distribution network, design and marketing efforts. New product development (Kombucha)
  Date: April 08, 2021
  Offering exemption relied upon: 506(c)

- **Name:** Series Seed-1 Preferred Shares
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 12,405,479
  Use of proceeds: Product launch and development
  Date: March 01, 2019
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020.

Revenue

Revenue for fiscal year 2020 was $656,247.27. We continued to organically grow within the distribution networks and implemented a DTC model. Growth was initially impacted by the COVID lockdowns, but climbed closer to trajectory as things opened up.

Our total revenue for the fiscal year was $814,900.14. We outgrew our facility and moved to a co-manufacturer in March 2021. Due to the transition period we experienced out of stocks which impacted our total revenue for the year however still maintained a YoY growth. We also expanded our business to the west coast with a distributor in SoCal.

Cost of sales

Our cost of sales in 2020 was $568,441.23. Our cost of sales in 2021 was $663,353.17. Our increase in the amount of product and increased revenue directly caused the increase in cost of sales.

Gross margins

2020 gross margin was $87,806 and 2021 was $151,547. Through the uncertainty of the times in the pandemic we managed to increase our year over year gross margin.

Expenses

Expenses were $265,525 in 2020 which included rent, travel, automobile, fuel, insurance, repairs, marketing, trade shows, payroll, legal fees, and promotions within distributors. Expenses were $1,192,024.86 in 2021 which include rent, travel, automobile, fuel, insurance, repairs, marketing, postage, payroll, legal fees, sales teams, and promotions within distributors. Our general and administrative expenses increased as we expanded our business and got a co-manufacturer.

Historical results and cash flows:

The expenses most cash flow intensive in the past 2 years were mostly from our sales teams. We have since let go of 2 which has freed $14,000 per month in cash flow. Cash was previously generated mainly through selling equity. We also received and paid loans in order to help maintain cash flow in the business. In the future, with this raise, we will be near profitability thus giving us a net positive cash flow allowing us to continue growth of the company. Understanding that we are still in the early stages of our operations and with a significant growth plan moving forward, we do not believe that our past results are fully indicative of future performance.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 10/27/22 we have $6,183.88 cash on hand, $53,000 in accounts reveivables, and a $100,000 line of credit to fund inventory.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to our financial resources. It will allow us to continue to grow and put our new innovation. We have other investors we can call on as well who will likely participate in this campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company. 90% of the company's total funds will come from the campaign if the maximum is raised.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If only the minimum is raised we will be able to operate 3-4 months before having to call on our current investors. Our burn rate is $12,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum we will be able to operate a minimum of 12 months at which point profitability should be achieved and the business will be able to maintain itself.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We can call on current investors, reach out to other interested parties, and incease our lines of credits. A future round is also a posibility if needed.

Indebtedness

- **Creditor:** SBA Loan
  Amount Owed: $12,500.00
  Interest Rate: 3.75%
  Maturity Date: May 13, 2050

- **Creditor:** Sandy D'Amico
  Amount Owed: $7,500.00

Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Sandy D'Amico
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Loan from Family, $7,500
  Material Terms: No interest rate, no maturity date

Valuation

Pre-Money Valuation: $11,401,951.26

Valuation Details:

Our valuation is partly based on the historical revenue of our business ($656,247 in 2020 and $814,900 in 2021) while also taking into account our increase in product offerings along with our expansion plans. By adding new product lines as opposed to only line extensions we are able to reach new audiences and consumer bases rather than just cannibalizing our current one. "The market for RTD coffee and tea market is set to grow to $167bn in the next 8 years"

(https://www.prnewswire.com/news-releases/ready-to-drink-rtd-tea-and-coffee-market-worth-167-88-billion-by-2030-grand-view-research-inc-301547685.html) and we are expanding into product lines that allow us to capitalize on that market. We are also looking at industry competitors such as Kevita and Chameleon who have had exits as well as Blue Bottle selling majority stake to Nestle at a $700m valuation.

In addition, one of our biggest competitors, RISE Brewing Co. recently closed a funding round of $7.5mm out of a $13mm offering. RISE is very similar to us in the sense they offer the same kind of Nitrogen-Infused beverages, work with the same distributors as well as sell into the same retailers. We were both also featured in the same research report about the Nitrogen-Infused beverages category and both highlighted as foremost players in the space.
https://www.sec.gov/Archives/edgar/data/1723800/000172380022000001/xslFormDX01/primary_doc.xm

In 2007 Vitamin water was acquired by Coca Cola for $4.1 billion when they had $355 million in revenue. Although this acquisition was many years ago and Vitamin Water was at a later stage of development we feel that this multiple is appropriate given the growth projections for our industry. Our trailing 12 months of revenue is approximately $917k and have chose our valuation accordingly.

This valuation was calculated internally by the company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.99, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  32.0%
  At a maximum funding goal of $1.07mm approximately $360,000 will go towards 12 months of payroll.

- *Inventory*
  20.0%
  At a maximum funding goal of $1.07mm approximately $200,000 will be used to purchase resell-able inventory.

- *Working Capital*
  20.0%
  At a maximum funding goal of $1.07mm approximately $200k will go towards sales agencies, trade spend, trade shows, legal fees, accounting fees, etc.

- *Marketing*
  3.5%
  At a maximum funding goal of $1.07mm approximately $35,000 will go towards digital sampling campaigns, demos, etc.

- *Debt Repayment*
  18.0%
  At a maximum funding goal of $1.07mm approximately $200,000 will go towards paying back debts accrued leading up to fund raise.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://drinknitro.com/ (https://drinknitro.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/drinknitro

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR NITRO Beverage Inc.

[See attached]

NITRO BEVERAGE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Nitro Beverage, Inc.
Asbury Park, New Jersey

We have reviewed the accompanying financial statements of Nitro Beverage, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 18, 2022
Los Angeles, California

NITRO BEVERAGE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	39,428	$	138,402
Acccounts Receivable, net		51,526		46,050
Inventory		83,187		56,511
Total Current Assets		**174,141**		**240,963**
Property and Equipment, net		22,690		-
Total Assets	**$**	**196,831**	**$**	**240,963**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	1,682
Credit Cards		34,850		105,720
Current Portion of Loans and Notes		3,026		140,251
Amount due to related parties		7,160		81,002
Other Current Liabilities		7,802		1,560
Total Current Liabilities		**52,838**		**330,214**
Promissory Notes and Loans		62,417		21,058
Convertible Note		-		313,500
Total Liabilities		**115,255**		**664,773**
STOCKHOLDERS EQUITY				
Common Stock		10,694		10,694
Series Seed Preferred Stock		3,427		3,427
Series Seed-1 Preferred Stock		1,241		-
Additional Paid in Capital		1,643,133		65,579
Retained Earnings/(Accumulated Deficit)		(1,576,918)		(503,509)
Total Stockholders' Equity		**81,576**		**(423,810)**
Total Liabilities and Stockholders' Equity	**$**	**196,831**	**$**	**240,963**

See accompanying notes to financial statements.

NITRO BEVERAGE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	814,900	$	656,247
Cost of Goods Sold		663,353		568,441
Gross profit		151,547		87,806
Operating expenses				
General and Administrative		1,064,987		234,052
Sales and Marketing		128,535		31,473
Total operating expenses		1,193,522		265,525
Operating Income/(Loss)		(1,041,975)		(177,719)
Interest Expense		28,933		44,268
Other Loss/(Income)		2,501		(5,617)
Income/(Loss) before provision for income taxes		(1,073,409)		(216,370)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(1,073,409)**	**$**	**(216,370)**

See accompanying notes to financial statements.

NITRO BEVERAGE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed-1 Preferred Stock		Series Seed Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	106,940,726	$ **10,694**	-	-	34,265,115	$ **3,427**	$ **(276,712)**	$ **(287,139)**	$ **(549,731)**
Issuance of Stock							342,291		$ **342,291**
Share-Based Compensation							-		-
Net income/(loss)								(216,370)	(216,370)
Balance—December 31, 2020	106,940,726	10,694	-	-	34,265,115	3,427	65,579	$ (503,509)	$ **(423,810)**
Debt to Equity Conversion	-	-	12,405,479	$ 1,241	-	-	312,259		313,500
Share-Based Compensation							24,758		24,758
Capital contribution							1,240,537		1,240,537
Net income/(loss)								(1,073,409)	(1,073,409)
Balance—December 31, 2021	**106,940,726**	**$ 10,694**	**12,405,479**	**$ 1,241**	**34,265,115**	**$ 3,427**	**$ 1,643,133**	**$ (1,576,918)**	**$ 81,576**

See accompanying notes to financial statements.

NITRO BEVERAGE INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,073,409)	$	(216,370)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		5,672		4,913
Amortization of Intangibles		-		-
Share-based Compensation		24,758		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(5,476)		(26,964)
Inventory		(26,676)		2,478
Accounts Payable		(1,682)		1,682
Credit Cards		(70,871)		(4,081)
Other Current Liabilities		6,242		1,560
Net cash provided/(used) by operating activities		**(1,141,441)**		**(236,782)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(28,362)		-
Net cash provided/(used) in investing activities		**(28,362)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		1,240,537		342,291
Repayment of Amount due to related parties		(73,842)		(622)
Borrowing on Promissory Notes and Loans		(95,866)		12,815
Net cash provided/(used) by financing activities		**1,070,829**		**354,485**
Change in Cash		(98,974)		117,702
Cash—beginning of year		138,402		20,700
Cash—end of year	**$**	**39,428**	**$**	**138,402**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	28,933	$	44,268
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Nitro Beverage, Inc. was formed on August 19, 2016, in the state of New Jersey under a name Coffee Exchange LLC. On October 30, 2020, the company was incorporated in the state of Delaware. The financial statements of Nitro Beverage, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Driggs, Idaho.

Through co-manufacturers, we produce nitrogen infused beverages including nitro cold brew coffee, nitro cold brew lattes, and soon nitro kombucha. We sell our products to distributors who in turn sell it to retailers. We sell in national retailers, independent retailers, and food service clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Nitro Beverage Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when, or as control, of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of nitrogen infused beverages including nitro cold brew coffee, nitro cold brew lattes, and soon, nitro kombucha.

Cost of sales

Costs of goods sold include the purchases, canning, shipping, and trade expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $128,535 and $31,437, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 18, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	42,187	15,511
Dispensing Systems	41,000	41,000
Total Inventory	**$ 83,187**	**$ 56,511**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll payable	6,016	
Tax Payable	1,786	1,560
Total Other Current Liabilities	**$ 7,802**	**$ 1,560**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Machinery & Equipment	$ 63,621	$ 35,259
Property and Equipment, at Cost	**63,621**	**35,259**
Accumulated depreciation	(40,931)	(35,259)
Property and Equipment, Net	**$ 22,690**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $5,672 and $4,913, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 167,731,502 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 106,940,726 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 54,805,195 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2021, 12,405,479 shares of Series Seed-1 Preferred Stock 34,265,115 Series Seed Preferred Stock have been issued and outstanding. As December 31, 2020, 34,265,115 of Series Seed Preferred Stock were issued and outstanding.

Debt to Equity Conversion

During 2021, the Company converted $313,500 of Convertible Notes into 12,405,479 shares of Series Seed-1 Preferred Stock.

7. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 8,110,907 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ 0.01	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-	$ 0.01	10.42
Exercisable Options at December 31, 2020	-	$ 0.01	10.42
Granted	2,965,896	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	2,965,896	$ 0.01	9.42
Exercisable Options at December 31, 2021	2,965,896	$ 0.01	9.42

Stock option expense for the years ended December 31, 2021, and December 31, 2020 was $17,785 and $0, respectively.

Warrants

On November 11, 2021, the Company entered into 1,162,791 Warrant to purchase Common Stock with Verso Capital Compartment 3. This Warrant provides for the issuance of up to 1,162,791 shares of Common Stock of the Company (each, a "Common Share"), at a price equal to $0.043 per Common Share (the "Exercise Price"), This Warrant shall expire and shall no longer be exercisable as of the first (1st) anniversary of the Grant Date (the "Expiration Date"). Warrant expense for the years ended December 31, 2021, and December 31, 2020, was $6,973 and $0, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Interest	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PayPal Loan	$ 82,500		$ 13,136	10/8/2019	10/8/2020	$ -	-	$ 20	$ -	$ 20	$ -	$ -	$ 1,859	$ -	$ 1,859
SBA Loan	$ 15,200	3.75%	-	5/13/2020	5/13/2050	$ 570	570.00	$ 900	$ 14,300	$ 15,200	$ -	$ -	$ 15,200	$ -	$ 15,200
PPP loan	$ 29,165	1.00%	-	1/5/2020	Forgiven on August 5, 2022	$ 292	580.10	$ -	$ 29,165	$ 29,165	$ 292	$ 288	$ 29,165	$ -	$ 29,165
Ford Truck Loan	$ 54,971	8.19%	-	6/21/2017	6/21/2023	$ 4,502	4,502.12	$ 2,106	$ 18,952	$ 21,058	$ 4,502	$ 4,502	$ 6,668	$ 21,058	$ 27,726
Kabbage Loan	$ 6,191		-		Paid off in 2021	$ -	-	$ -	$ -	$ -	$ -	$ -	$ 6,191	$ -	$ 6,191
Loan Payable- certain lenders	$ 81,166	0.00%	-	11/19/2020	Paid off in 2021	$ -	-	$ -	$ -	$ -	$ -	$ -	$ 81,166	$ -	$ 81,166
Total						$ 5,364	$ 5,652	$ 3,026	$ 62,417	$ 65,443	$ 4,794	$ 4,791	$ 140,251	$ 21,058	$ 161,309

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	3,026
2023		19,852
2024		900
2025		900
2026		900
Thereafter		10,700
Total	**$**	**36,278**

Amount due to related parties

During the years presented, the Company borrowed money from Sandy Damico (friends and family). The details of the loans are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Sandy Damico	$ 7,160	0.00%	2019-2021	No set maturity	$ 7,160		$ 7,160	$ 81,002		$ 81,002
Total					$ 7,160	$ -	$ 7,160	$ 81,002	$ -	$ 81,002

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note Conversion

During 2021, the Company converted $313,500 of Convertible Notes into 12,405,479 shares of Series Seed-1 Preferred Stock.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(295,187)	$	(59,502)
Valuation Allowance		295,187		59,502
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(433,652)	$	(138,465)
Valuation Allowance		433,652		138,465
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,576,918, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,576,918. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During the past period, the Company borrowed a loan from Sandy Damico (friends and family). The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding amount due to related parties amounted to $7,160 and $81,002, respectively.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

On June 16, 2019, the Company entered into membership lease agreement leases with MadeByMOGO, LLC. The monthly membership fee is $960 per month. Rent expenses were in the amount of $38,500 and $52,140 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 18, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,041,975, an operating cash flow loss of $1,141,441, and liquid assets in cash of $39,428, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Nitro Beverage Co. is not live or open to the public at this moment.

DRINK DIFFERENT. DRINK NITRO.™

INVEST IN NITRO BEVERAGE CO. TODAY!

At NITRO Beverage Co. - we leverage the power of nitrogen to create an entirely new drinking
experience. With our coffee products already in the market, we are taking nitro beyond coffee
and moving into more better-for-you beverages like kombucha. We're currently i... Show more


N
NITRO

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

- We are building a better-for-you beverage platform that introduces nitrogen to other beverage categories, including bringing what we feel is the first ever ready-to-drink (RTD) NITRO Kombucha to the market.
- The Global RTD Tea and Coffee Market is set to reach $124.5 Billion by 2027, and the global nitrogen-infused beverage market is expected to reach $50 Million by 2026.*
- Our anticipated growth trajectory, product innovations, manufacturing capacity, and market strategy will enable us to scale into domestic and international markets.

*Market information provided by Yahoo Finance (source)

Taking NITRO beyond coffee

To us, leveraging nitrogen as a beverage foundation transforms beverages into an experience. It's one that balances a smooth texture, with the mesmerizing cascade of tiny bubbles - and we are here to take that idea beyond coffee.



How It Started
On a mobile cart.



How It's Going
$2.64M in lifetime revenue.
Stocked in 1,500 stores.

Started in 2016 by four friends with a mission to create better-for-you beverages. The journey began with a hand-built cart, a big dream, and some kegs of nitrogen-infused beverages.

As lines grew at the cart, we recognized that nitrogen created an elevated drinking experience and consumers wanted what we wanted; fresh products using high-quality organic ingredients, free of any additives or preservatives. We sold out daily and felt we had to share our products with the rest of the world.

This led us to create a variety of kegs that we sold and distributed to businesses as well as offices like Twitter, Uber, and more! As the demand grew, we launched a ready-to-drink line of our signature nitro cold brew coffee. The cans landed in stores, we launched a website to ship nationwide, and the rest is history!


NITRO BEVERAGE CO.
NITRO COLD BREW COFFEE
ORIGINAL
NITRO BEVERAGE CO.
NITRO COLD BREW COFFEE
COCONUT
NITRO BEVERAGE CO.
NITRO COLD BREW COFFEE
PUMPKIN SPICE
NITRO BEVERAGE CO.
NITRO COLD BREW ESPRESSO
BLACK

After bringing our ready-to-drink (RTD) nitro coffee to over 1,500 stores in the last 4 years, we just launched what we believe to be the first-ever ready-to-drink (RTD) nitro kombucha in the US.


NITRO BEVERAGE CO.
NITRO KOMBUCHA
BLUEBERRY LAVENDER
NITROGEN-INFUSED PROBIOTIC TEA
NITRO BEVERAGE CO.
NITRO KOMBUCHA
PASSIONFRUIT
NITROGEN-INFUSED PROBIOTIC TEA
NITRO BEVERAGE CO.
NITRO KOMBUCHA
GINGER
NITROGEN-INFUSED PROBIOTIC TEA
NITRO BEVERAGE CO.
NITRO KOMBUCHA
APPLE SPICE
NITROGEN-INFUSED PROBIOTIC TEA

THE PROBLEM & OUR SOLUTION

Consumers are looking for better-for-you alternatives to the beverages they enjoy every day

From sourcing the highest quality organic ingredients, to utilizing the unique characteristics of nitrogen - we're able to produce great-tasting beverages with an elevated drinking experience.

Not to mention, our products are shipped cold, and stored cold. This allows us to maintain freshness and flavor without any additives or preservatives so you get the freshest beverage every time!

And we think now is the time to bring nitrogen into more trending beverage categories. We believe our kombuchas will be first to market in the US and our upcoming ready-to-drink (RTD) oat milk lattes will be perhaps the cleanest in the market.


NITRO
BEVERAGE CO.
NITRO OAT MILK LATTE
ORIGINAL
MOCHA
MATCHA
CHAI

*The above are images of a future product. Products are still currently under development and is not yet available on the market.

Along with distributing to key retailers, we also sell direct-to-consumer (D2C) on our website as well as Amazon.

THE MARKET & OUR TRACTION

The nitrogen-infused beverages category is growing rapidly

$124.5B

Global RTD Coffee & Tea market by 2027

(source).

As a clean label and mission driven brand, we believe we have a lot of potential in targeting the nitrogen-infused ready-to-drink cold brew coffee and tea markets, as well as kombucha, and better-for-you soda.

A recent study concluded, “NITRO Beverage Co. enjoys the first-mover advantage being one of the foremost players in the nitro-infused beverages category.” and that market is expected to reach $50 Million by 2026.

Major retailers that carry NITRO Beverage Co.


RETAILERS

Along with that, we also...

- Achieved $2.64 million in lifetime sales with consistent YOY revenue growth.
- Are backed by leading investment firms such as VERSO Capital.


4.8/5
star average rating across 10K+ reviews
78%
of consumers said they would purchase again
NITRO COLD BREW COFFEE
ORIGINAL

*These reviews may not represent other customers' experiences and are not a guarantee of future performance or success.


IN LOVE WITH...
PUMPKIN SPICE COLD BREW 12-PACK
Featured on the Today Show
TODAY

Additionally, we have been featured on Forbes, Yahoo, BevNet, and Vinepair.

As Seen On

Forbes BEVNET yahoo! finance VINEPAIR


USDA
ORGANIC
N
NITRO
NITRO COLD BREW ESPRESSO
ORIGINAL
N
NITRO
BEVERAGE CO.
NITRO COLD BREW COFFEE
COCONUT
N
NITRO
BEVERAGE CO.
NITRO COLD BREW COFFEE
ORIGINAL

DRINK DIFFERENT. DRINK NITRO.™

Nitrogen-Infused.
Quality Ingredients.
Price Point & Packaging.
Giving Back.

In addition to growing our footprint as well as our sales, we also make a positive impact by donating 1% of our total revenue annually to 1% for the Planet.


1%
FOR THE
PLANET
— MEMBER —
"The intent of 1% for the Planet is to help fund these diverse environmental organizations so that collectively they can be a more powerful source in solving the world's problems."
-Yvon Chouinard, Founder of Patagonia & 1% for the Planet

WHY INVEST

Be part of a premium beverage brand that is building a platform and changing the way consumers drink.

Become a shareholder in NITRO Beverage Co. and join our mission to bring high-quality, better-for-you beverages to the world while making a meaningful impact on our environment.



ABOUT

HEADQUARTERS
1311 Memorial Dr.
Asbury Park, NJ 07712

VALUATION
$11.4M

At NITRO Beverage Co. - we leverage the power of nitrogen to create an entirely new drinking experience. With our coffee products already in the market, we are taking nitro beyond coffee and moving into more better-for-you beverages like kombucha. We're currently in over 1,500 stores nationwide including major retailers such as Whole Foods Market, 7-11, ShopRite Stores, Erewhon Market, and many more!

TEAM



Mike D'Amico
Co-Founder, COO, & Director

Mike is a business school graduate of Rutgers University and has over 10 years of sales and leadership experience with a proven track record in operations management.



Kareem Elhamasy
Co-Founder and CMO

Kareem graduated from Rutgers University with a bachelor's degree in criminal justice, is an avid surfer and entrepreneur, also owning a retail business.



Paolo D'Amico
Co-Founder & Territory Sales Manager

Paolo graduated from Rutgers University with a bachelors in Psychology and has over 10 years of management experience in the food industry.



Julien Machot
Lead Investor, Strategic Advisor, and Director

Julien is a Founding Partner of VERSO Capital with notable investments in food & tech such as JUST Foods and Impossible.



Benjamin Kim
Strategic Advisor

Ben is a serial entrepreneur with a long line of experience in the food & beverage industry and is the Founder & CEO of UpTime Energy.



Ahmed Emara
Founding Employee & Territory Sales Manager

Ahmed graduated on the Dean's list at Rutgers University with a degree in Supply Chain Management and has over 5 years of experience in the hospitality industry.



Ali Mohamed
Co-Founder, CEO, & Director

Ali has a keen attention to detail as an entrepreneur, also owning a retail business and has over 15 years of sales and leadership experience.

TERMS

Nitro Beverage Co.

Overview

PRICE PER SHARE
$0.07

VALUATION
$11.4M

DEADLINE
Jan 17, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.97

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.99

ASSET TYPE
PREFERRED

MIN NUMBER OF SHARES OFFERED
142,856

SHARES OFFERED
Series Seed-2 Preferred Stock

MAX NUMBER OF SHARES OFFERED
17,642,857

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**NITRO Beverage Inc.**
Corporate Address	**1311 Memorial Dr., Asbury Park, NJ 07712**
Offering Minimum	**$9,999.99**
Offering Maximum	**$1,234,998.92**
Minimum Investment Amount (per investor)	**$249.92**

Terms

Offering Type	**Equity**
Security Name	**Series Seed-2 Preferred Stock**
Minimum Number of Shares Offered	**142,857**
Maximum Number of Shares Offered	**17,642,842**
Price per Share	**$0.07**
Pre-Money Valuation	**$11,401,951.26**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first four weeks and receive an 10% bonus shares

Amount-Based:

$250+

25% off Drinknitro.com website

$500+

NITRO T-shirt + 50% off Drinknitro.com website

$1000+

NITRO T-shirt, Hat + 1 Free case of NITRO

$2500+

NITRO T-shirt, Hat, and NITRO branded Glassware + 1 Month supply of NITRO

$10,000+

NITRO T-shirt, Hat, and NITRO branded Glassware + 3 Month supply of NITRO

$25,000+

NITRO T-shirt, Hat, and NITRO branded Glassware, 6 Month supply of NITRO + 15% bonus shares

$50,000+

NITRO T-shirt, Hat, NITRO branded Glassware and NITRO branded Igloo Cooler, 12 Month supply of NITRO + 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Nitro Beverage will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-2 Preferred Stock at $0.07 / share, you will receive 110 Series Seed-2 Preferred Stock shares, meaning you'll own 110 shares for $7. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Inter company debt or back payments.

PRESS

Forbes

Forbes

VERSO Capital, The Investor Behind World's Trendiest Food Tech Companies, Aims To Remove Animals From Food Systems

View Article

BEVNET

BEVNET

NITRO Beverage Co. Closes Seed Round, Preps Oat Milk Lattes for Q2

View Article

VINEPAIR

VINEPAIR

15 of the Best Canned and Bottled Cold-Brew Coffees, Tasted and Rated

View Article

app.

APP

10 pumpkin-flavored foods to try this fall

View Article

TODAY

Today Show

From skin care to cold brew, here are 13 products to try this National Pumpkin Day

View Article

Show More Press

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
SECOND CERTIFICATE OF AMENDMENT
OF
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Nitro Beverage Inc., resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of Nitro Beverage Inc. be amended by changing section 1 of paragraph (B) of Article Fourth so that, as amended, said section 1 of paragraph (B) of Article Fourth shall be and read as follows:

"1. General.

1.1 The Preferred Stock of the Corporation shall initially be divided into three (3) series: 44,761,031 shares of the authorized Preferred Stock of the Corporation are hereby designated as Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"); 12,405,479 shares of the authorized Preferred Stock of the Corporation are hereby designated as Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"); and 6,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated as Series Seed-2 Preferred Stock (the "**Series Seed-2 Preferred Stock**"; together with the Series Seed Preferred Stock and the Series Seed-1 Preferred Stock, the "**Preferred Stock**"). The rights, preferences, powers, privileges and restrictions, qualifications and limitations attaching to the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, and the Series Seed-2 Preferred Stock shall be as set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.2 Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into

Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Subsection 1.2 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series Seed Original Issue Price**" shall mean $0.043 per share of Series Seed Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The "**Series Seed-1 Original Issue Price**" shall mean $0.027 per share of Series Seed-1 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "**Series Seed-2 Original Issue Price**" shall mean $0.07 per share of Series Seed-2 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock. The Series Seed Original Issue Price, the Series Seed-1 Original Issue Price, and the Series Seed-2 Original Issue Price are each sometimes generically referred to herein as the "**Applicable Original Issue Price**". "

RESOLVED, that the Amended and Restated Certificate of Incorporation of Nitro Beverage Inc. be amended by changing subsection 4.2 of paragraph (B) of Article Fourth so that, as amended, said subsection 4.2 of paragraph (B) of Article Fourth shall be and read as follows:

"4.2 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price by the applicable Conversion Price (as hereinafter defined) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to $0.043 per share; the "**Series Seed-1 Conversion Price**" shall initially be equal to $0.027 per share; and the "**Series Seed-2 Conversion Price**" shall initially be equal to $0.07 per share. The Series Seed Conversion Price, the Series Seed-1 Conversion Price, and the Series Seed-2 Conversion Price are each sometimes generically referred to herein as a "**Conversion Price**". The initial Conversion Prices, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below."

SECOND: That thereafter, pursuant to Section 228 of the General Corporation Law of the State of Delaware, the necessary number of stockholders as required by statute authorized the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16 day of November, 2022.

By: ______________________________

Name: Ali Mohamed

Title: Chief Executive Officer & President